UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
 33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On December 31, 2023, Cognyte Software Ltd. (the “Company”) entered into an extension and amendment (the “Credit Extension and Amendment”) to its revolving credit facility with Bank Leumi Le-Israel B.M. (as amended, the “Credit Facility”). The Company was successful in securing the Credit Extension and Amendment ahead of the scheduled expiration of the original Credit Facility on January 31, 2024. Under the Credit Extension and Amendment, the Credit Facility previously made available to the Company will be extended by two years until January 31, 2026. In addition, based on the Company’s financial objectives, current cash balance and expected cash flow, the available amount will be adjusted to $35 million from $50 million. As of this date, there are no outstanding amounts borrowed by the Company under the Credit Facility. The Credit Facility Extension and Amendment contains customary affirmative and restrictive covenants for credit facilities of this type.
The summary herein of the Credit Extension and Amendment is qualified in its entirety by reference to such agreement, which is filed as an exhibit to this Report on Form 6-K and is deemed incorporated herein by reference.
The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-252565).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Amendment No.3 to the Leumi Credit Facility dated December 31, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

January 3, 2024	By:	/s/ David Abadi
David Abadi
Chief Financial Officer